09012181

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

SEC
Mail Processing
Section

JUL 0 1 2009

Washington, DC
122

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-5375

Technitrol, Inc. 401(k) Retirement Savings Plan

(Full title of the Plan and address of the Plan, if different from that of the issuer named below.)

Technitrol, Inc.
1210 Northbrook Drive, Suite 470
Trevose, PA 19053

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

INDEX

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Compensation Committee of the
Technitrol, Inc. Board of Directors:

We have audited the accompanying statements of net assets available for plan benefits of the Technitrol, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule H, Line 4i, Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Philadelphia, Pennsylvania
June 26, 2009

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

	2008	2007
Assets:		
Receivables:		
Employer Contributions	15,373	$ 9,077
Employee Contributions	24,022	21,200
Participant Loans	268,860	290,611
Investments:		
Fidelity funds:		
Retirement Money Market Portfolio	1,353,633	1,398,418
U.S. Bond Index Fund	443,710	344,773
Freedom 2000 Fund	244,357	259,340
Freedom 2010 Fund	541,318	765,333
Freedom 2015 Fund	111,043	100,625
Freedom 2020 Fund	768,290	1,101,343
Freedom 2025 Fund	83,318	70,969
Freedom 2030 Fund	617,613	931,683
Freedom 2035 Fund	27,919	44,806
Freedom 2040 Fund	156,653	239,569
Freedom 2045 Fund	14,154	55,660
Freedom 2050 Fund	9,765	9,642
Freedom Income Fund	126,179	132,296
Blue Chip Growth Fund	851,898	1,602,238
Dividend Growth Fund	-	1,144,330
Low-Priced Stock Fund	972,794	1,532,005
Spartan U.S. Equity Index Fund	595,474	1,303,298
Large Cap Value Fund	665,297	1,330,177
Diversified International Fund	698,450	1,677,160
Technitrol, Inc. Common Stock	335,836	2,326,441
Vanguard Small-Cap Index Fund	395,106	734,523
American Funds Fundamental Investors Fund Class R5	629,946	--
Total investments	9,642,753	17,104,629
Net assets available for plan benefits	$9,951,008	$17,425,517

See accompanying notes to financial statements.

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to:		
Interest and dividends	$ 565,935	$ 998,845
Contributions:		
Employer	520,802	398,937
Employee	921,576	868,648
Rollover	16,602	98,651
Net appreciation in fair market value of investments	--	429,470
Total additions	2,024,915	2,794,551
Deductions from net assets attributed to:		
Benefits paid to participants	2,480,574	2,485,860
Administrative expenses	12,532	11,351
Net depreciation in fair market value of investments	7,006,318	--
Total deductions	9,499,424	2,497,211
Net (decrease) increase in net assets available for plan benefits	(7,474,509)	297,340
Net assets available for plan benefits:		
Beginning of year	17,425,517	17,128,177
End of year	$ 9,951,008	$17,425,517

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Technitrol, Inc. (the "Company") 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering certain domestic full-time and part-time employees of the Company, except for those employees covered by certain collective bargaining agreements and leased employees. Employees are eligible to participate in the Plan on the first day of the month following their date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the lesser of $15,500 in 2008 and 2007, respectively, or 60 percent (60%) of their annual wages excluding stock option income, restricted stock income and related payments, employee stock purchase plan income, sick pay, severance, reimbursements or other expense allowances, fringe benefits, moving expenses, and deferred compensation and welfare benefits and including salary reduction contributions made to the Company sponsored cafeteria plan. This contribution is subject to the limit provided by Section 402 (g) (5) of the Internal Revenue Code. The Company contributes a matching amount equal to 100 percent (100%) of an employee's contribution up to a maximum of 4 percent (4%) of the participant's qualified annual wages. The participants must direct how their contributions are to be invested.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company contribution, (b) the appreciation or depreciation in the fair market value of investments, (c) the income or losses on investments, and (d) administrative expenses for the third party record keeper. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts. At December 31, 2008 and 2007, there were no participant accounts for which participants have been terminated but have not received their requested payout.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The Company matching contributions made to the Plan are immediately fully vested. In the event a plan participant terminated employment prior to fully vesting in employer contributions, any forfeited amounts were utilized to offset future company matching contributions. Previously forfeited amounts utilized to offset Company matching contributions were $0 and $11,735 in the Plan years ended December 31, 2008 and 2007, respectively.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent (50%) of a participant's account balance, reduced by the participant's highest outstanding loan balance during the prior twelve-month period. Loan terms range from one through five years or up to ten years for the purchase of a primary residence. Interest rates are determined by the Plan Administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid at least quarterly by payroll deductions. A participant may have one only loan outstanding at a time. Participant notes receivable are valued at amortized cost which approximates fair value.

Distributions Due to Death

The full amount of a participant's account balance will be payable to their beneficiary upon death. If the participant is married the spouse will automatically be named the beneficiary unless the surviving spouse consents to naming a non-spouse beneficiary. If the participant has no surviving spouse and did not name another beneficiary, the account balance will be paid to the participant's estate.

Distributions Due to Disability

If disabled, participants are eligible to receive the full amount of their account balance, only if they are employed by the Company on the date they become disabled. Participants are considered eligible for distributions should they meet all requirements under the Federal Social Security Act.

Distributions Due to Retirement

Participants may receive the full amount of their account balance upon retirement. Normal retirement under the Plan occurs when age 65 is attained. Should participants continue to work beyond 65, they may continue participating in the Plan. However, participants must begin to receive a minimum required distribution no later than April 1 following the year in which they attain age 70 ½, even if the participant is still working.

Distributions Due to Termination

Upon termination of service for any reason other than retirement, disability, or death, participants will receive a lump sum distribution of their vested account balance. Should a participant's account balance exceed $1,000, the participant may elect a lump sum distribution or have the account balance remain in the Plan.

Plan Administration

All third party record keeping fees incurred by the Plan are paid by participants. All other administrative costs of the Plan are paid by the Company.

(2) Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis and present net assets available for plan benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Purchase and sale of securities are on a trade-date basis. Dividends are recorded on the ex-dividend date.

Recently Adopted Accounting Pronouncement

The Plan adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurement* ("SFAS 157") for its financial assets and liabilities as of January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. Other than new disclosure, there was no impact to the financial statements upon adoption of SFAS 157.

In accordance with SFAS 157, recurring financial assets and liabilities have been categorized into a three-level fair value hierarchy based on inputs used for valuation, which are categorized as follows:

Level 1 – Financial assets and liabilities whose values are based on quoted prices for identical assets or liabilities in an active public market.

Level 2 – Financial assets and liabilities whose values are based on quoted prices in markets that are not active or a valuation using model inputs that are observable for substantially the full termof the asset or liability.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair valuemeasurement. These inputs reflect management's assumptions and judgments when pricing the asset or liability.

The following table presents the fair value hierarchy for those financial assets measured at fair value on a recurring basis as of December 31, 2008:

	2008	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments	$ 9,642,753	$ 9,642,753	$ --	$ --

Payment of Benefits

Benefits are recorded when paid.

(3) Investments

At December 31, 2008 and 2007, the following investments comprised 5% or more of the Plan's net assets available for plan benefits.

	Current Value	
	2008	2007
Fidelity Retirement Money Market Portfolio	$1,353,633	$1,398,418
Fidelity Freedom 2010 Fund*	541,318	--
Fidelity Freedom 2020 Fund	768,290	1,101,343
Fidelity Freedom 2030 Fund	617,613	931,683
Fidelity Blue Chip Growth Fund	851,898	1,602,238
Fidelity Diversified International Fund	698,450	1,677,160
Fidelity Dividend Growth Fund**	--	1,144,330
Fidelity Low-Priced Stock Fund	972,794	1,532,005
Fidelity Spartan U. S. Equity Index Fund	595,474	1,303,298
Fidelity Large Cap Value Fund	665,297	1,330,177
Technitrol, Inc. Common Stock**	335,836	2,326,441
American Funds Fundamental Investors Fund Class R5*	629,946	--

* Investment comprised 5% or more of Plan's net assets as of December 31, 2008 only.
**Investment comprised 5% or more of Plan's net assets as of December 31, 2007 only.

During 2008 and 2007, the Plan's investments (depreciated) by (7,006,318) and appreciated by $429,470, respectively, as follows:

	2008	2007
Mutual funds	$ (4,945,156)	$ 3,082
Common stock	(2,061,162)	426,388
	$ (7,006,318)	$ 429,470

The fair value of Technitrol, Inc. Common Stock in the Plan at December 31, 2008 and 2007 was $335,836 and $2,326,441, representing 96,303 shares at December 31, 2008 and 81,375 shares at December 31, 2007.

(4) Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Participants may elect to invest in the Company's common stock which also qualifies as a party-in-interest transaction. Participants may not invest more than 15% of a current contribution in Technitrol, Inc. Common Stock.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 15, 2004, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

(8) Differences between Financial Statements and Form 5500

The following reconciles the IRS Form 5500 to the financial statements at December 31, 2008 for the net assets available for plan benefits and contributions:

Net assets available for plan benefits per IRS Form 5500	$9,911,613
Contribution receivable, including participant loans' accrual	39,395
Net assets available for plan benefits per financial statements	$9,951,008
Contributions per IRS Form 5500	$1,449,862
Change in contribution receivable accrual	9,118
Contributions per financial statements	$1,458,980

(9) **Subsequent Event**

The Company has amended the Plan, effective as of April 6, 2009, to suspend safe harbor matching contributions to the Plan. Previously, the Company made matching contributions to employee accounts equal to 100 percent (100%) of an employee's contributions up to a maximum of 4 percent (4%) of a participant's qualified annual wages. As a result of the Plan amendment, the Company will no longer have an obligation to make any matching contributions to the Plan. However, the amendment to the Plan permits the Company to make matching contributions in such amount as the Company determines in its sole discretion.

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

Investment	Description	Current Value
Fidelity Retirement Money Market Portfolio*	Mutual Fund	$1,353,633
Fidelity U.S. Bond Index Fund*	Mutual Fund	443,710
Fidelity Freedom 2000 Fund*	Mutual Fund	244,357
Fidelity Freedom 2010 Fund*	Mutual Fund	541,318
Fidelity Freedom 2015 Fund*	Mutual Fund	111,043
Fidelity Freedom 2020 Fund*	Mutual Fund	768,290
Fidelity Freedom 2025 Fund*	Mutual Fund	83,318
Fidelity Freedom 2030 Fund*	Mutual Fund	617,613
Fidelity Freedom 2035 Fund*	Mutual Fund	27,919
Fidelity Freedom 2040 Fund*	Mutual Fund	156,653
Fidelity Freedom 2045 Fund*	Mutual Fund	14,154
Fidelity Freedom 2050 Fund*	Mutual Fund	9,765
Fidelity Freedom Income Fund*	Mutual Fund	126,179
Fidelity Blue Chip Growth Fund*	Mutual Fund	851,898
Fidelity Low-Priced Stock Fund*	Mutual Fund	972,794
Fidelity Spartan U.S. Equity Index Fund*	Mutual Fund	595,474
Fidelity Large Cap Value Fund*	Mutual Fund	665,297
Fidelity Diversified International Fund*	Mutual Fund	698,450
Technitrol, Inc. Common Stock*	Common Stock 96,303 shares	335,836
Vanguard Small-Cap Index Fund	Mutual Fund	395,106
American Funds Fundamental Investors Fund Class R5	Mutual Fund	629,946
Total investments		$9,642,753

*Fidelity Management Trust Company and Technitrol, Inc. are related parties of the Plan and are considered party-in-interest transactions.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Technitrol, Inc. 401(k) Retirement Savings Plan
(Name of Plan)

Date: June 26, 2009

Drew A. Moyer
Senior Vice President and Chief Financial Officer
Technitrol, Inc.

EXHIBIT INDEX

DOCUMENT

23. Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Compensation Committee of the
Technitrol, Inc. Board of Directors:

We consent to the incorporation by reference in the registration statement (No. 033-35334) on Form S-8 of Technitrol, Inc. of our report dated June 26, 2009, with respect to the statements of net assets available for plan benefits of Technitrol, Inc. 401(k) Retirement Savings Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2008, and the related supplemental schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of Technitrol, Inc. 401(k) Retirement Savings Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 26, 2009